EXHIBIT 99.1

Contents

2	CHAIRMAN’S STATEMENT

4	KEY FIGURES

5	BUSINESS OVERVIEW

9	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

11	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

13	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

14	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

15	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

55	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

56	OTHER INFORMATION

Interim Report 2019 CNOOC Limited 1

Chairman’s Statement

Dear Shareholders,

With the intensifying geopolitical instability and international trade frictions, uncertainty of the global economy continued to rise in the first half of 2019. Facing the far-reaching changes that were taking place in the external environment, the Company continued to strengthen its strategic guidance and reallocate its resources accordingly. Through the constant pursuit of quality and efficiency, the Company strives to inaugurate a new era of high-quality development.

With determined efforts to develop the Company’s business through innovation, the management and staff devoted efforts in exploration and development activities during the first half of the year through a pragmatic and enterprising approach, and successfully increased oil and gas reserves and production levels. The Company’s amount of exploration and development activities reached a record high. The Company continued to maintain a stable health, safety and environmental protection performance with improving key financial indicators. Overall, the Company’s operating results improved steadily.

We continued to focus on the exploration of mid-to-large sized oil and gas fields while strengthening value-driven exploration philosophy. In the first half of 2019, 16 new discoveries were made and 35 successful appraisal wells were drilled. Among them, the appraisal of Bozhong 19-6 condensate gas field in Bohai, China achieved encouraging successes, adding proved in-place volume of exceeding 100 million tons of oil equivalent, and providing a strong resource foundation for sustainable development in Bohai. In Stabroek block of Guyana, three new discoveries were made and the recoverable resources were further expanded to more than 6.0 billion barrels of oil equivalent (“BOE”). The Glengorm discovery in the North Sea announced at the beginning of the year was proved to be the largest oil and gas discovery in U.K. in the past decade, further consolidating the Company’s leading position in U.K. oil and gas exploration and production industry.

Oil and gas production remained stable in the first half of the year, with a net production of 243.0 million BOE, representing an increase of 2.1% year on year. Multiple large-scale projects under construction progressed steadily, including two deep-water projects of Lingshui 17-2 and Liuhua 16-2, demonstrating the Company’s strength in deep-water project construction. In addition, we continued to speed up our digital transformation and made great strides in the construction of offshore unmanned platforms and smart oil fields.

Reducing carbon emissions while meeting growing energy needs is a key strategic goal of the Company. In this regard, the Company has achieved excellent results. The development of gas fields such as Bozhong 19-6, Dongfang 13-2 and Lingshui 17-2 is expected to make great contributions in helping the Company achieve this goal going forward. In the first half of the year, our energy transformation took another step forward. The establishment of CNOOC Renewable Energy Co. Ltd. marked our first foray into the offshore wind power business. The Company’s extensive offshore engineering resources and strong offshore operations experiences are set to be utilized in the offshore wind power business. Recently, we entered into an agreement to acquire 100% equity interest in China United Coalbed Methane Corporation Limited. After completion of the transaction, we will capitalize on the Company’s strengths in oil and gas exploration technology and management to coordinate the development of our offshore and onshore, conventional and unconventional oil and gas businesses.

2 CNOOC Limited Interim Report 2019

Chairman’s Statement

As our workload grows significantly, we continue to place safety and environmental protection as our first priority. We further strengthened the implementation of the safe production responsibility system. We carried out specific inspections for key construction projects, high-risk well control, as well as other major production facilities. Apart from this, we strengthened emergency response capabilities, refined plans for precautions against typhoons; and promoted the cultivation of safety culture. We introduced our “Safe Production Month” campaign to build a safe environment to increase our oil and gas reserves and production levels.

In response to the surge in cost per BOE five years ago, we initiated the “Year of Quality and Efficiency” program and strived to improve our quality and efficiency. Today, we have effectively reduced our cost per BOE. In the first half of the year, our all-in cost fell below US$30 per BOE, reaching US$28.99, representing a decrease of 8.9% year on year, which reinforced our cost competitiveness. During the period, the Company’s profitability and financial status continued to improve. Oil and gas sales reached RMB94.28 billion, representing a year-on-year increase of 4.4%; net profits amounted to RMB30.25 billion; and earnings per share was RMB0.68, representing a significant increase of 18.7% year on year. The Board of Directors has declared an interim dividend of HK$0.33 per share (tax inclusive) for the first half of 2019 by taking into account the Company’s financial performance.

Looking forward to the second half of the year, the macroeconomic condition is expected to remain uncertain. The lingering economic and trade disputes, as well as geopolitical instability may result in further volatility of international oil prices. We will closely monitor and assess the macroeconomic environment, advance our work in a solid manner and promote our various work streams to achieve our annual production and operational targets, so as to facilitate the high-quality development of the Company.

Last but not the least, I wish to extend my sincere gratitude to our shareholders and employees for their contributions to the Company’s development. Facing a complex and dynamic external environment, we are committed to overcoming the challenges ahead and promoting high-quality development of the Company to create greater value for our shareholders.

Yang Hua

Chairman

Hong Kong, 29 August 2019

Interim Report 2019 CNOOC Limited 3

Key Figures

	Six months ended 30 June
	2019	2018

Net profit, million RMB	30,253	25,477
Basic earnings per share, RMB	0.68	0.57

Total oil and gas sales, million RMB	94,283	90,309
Total revenue, million RMB	108,880	105,649

Interim dividend per share, HK$ (tax inclusive)	0.33	0.30

Net Production* Crude and Liquids, million barrels	199.0	194.1
Natural Gas, billion cubic feet	254.5	256.6
Total, million BOE	243.0	238.1

*	Including our interest in equity-accounted investees, which is approximately 10.3 million BOE for the first half of 2019 and approximately 10.6 million BOE for the first half of 2018.

4 CNOOC Limited Interim Report 2019

Business Overview

In the first half of 2019, the Company strengthened its efforts in exploration and development, steadily increased its oil and gas reserve and production levels and obtained notable exploration results both in offshore China and overseas. The Company satisfactorily met its production and operation targets for the first half of the year, with oil and gas production in line with expectation. All-in cost decreased to US$28.99 per BOE, which further strengthened the cost competitiveness of the Company. The Company’s safety production and environmental protection performance remained stable.

EXPLORATION

In the first half of the year, the exploration activities made smooth progress. The Company continued to focus on the exploration for mid-to-large sized oil and gas fields, and strengthened its value-driven exploration philosophy. The Company made a total of 16 new exploration discoveries and drilled 35 successful appraisal wells. In offshore China, based on the exploration of mature and rolling areas, exploration investment in new areas and frontiers has been enhanced and exploration workload increased significantly. The independent exploration wells in offshore China increased by 72% year on year. As to exploration overseas, significant breakthroughs were achieved in Guyana and U.K. North Sea.

The Company made 12 new discoveries and 34 successful appraisal wells in offshore China, with a success rate of 43-68% for independent exploration wells. 12 new discoveries included: Luda 25-1, Luda 27-1, Kenli 6-1, Kenli 10-1 North, Suizhong 36-1 North and Jinzhou 31-2 South in Bohai, Weizhou 11-2 South in Western South China Sea and Enping 20-5, Panyu 10-1, Panyu 19-1, Lufeng 7-10 and Xijiang 24-6 in Eastern South China Sea. Among which, Luda 25-1 encountered with high oil flows and is expected to become a mid-sized oil-bearing structure. The new discovery of Enping 20-5 further confirmed the hydrocarbon potential of Enping 20 depression and the proved oil in-place of the anticline belt where it is located is equipped with adequate resources basis for building up mid-sized oilfields. Meanwhile, 21 oil and gas structures were successfully appraised. Of which, the appraisal of Bozhong 19-6 condensate gas field has achieved remarkable results, adding proved in-place volume of exceeding 100 million tons of oil equivalent, and the integrated exploration and development of gas fields and its surrounding buried hill structures progressed smoothly, which will provide a strong support for the long term sustainable development of Bohai. The rolling exploration in Bohai and Beibu Gulf also attained stellar results, with additional proved in-place volume of approximately 40 million tons, which effectively supported the rapid conversion from reserves to production.

Four new discoveries and one successful appraisal well were obtained overseas. In the first half of the year, three new discoveries, namely Tilapia, Haimara and Yellowtail, were made in the Stabroek block in Guyana, which will provide a more solid resource foundation for future development. The Glengorm discovery in U.K. North Sea represents the largest oil and gas discovery in the area in the last decade. Further expansion in the exploration results is expected in the future, which will consolidate the Company's sustainable development in U.K. North Sea.

In addition, the Company also collected 11,304 km2 of 3D seismic data.

Interim Report 2019 CNOOC Limited 5

Business Overview

EXPLORATION (CONTINUED)

As at 30 June 2019, the Company’s major exploration activities are set out in the table below:

	Exploration Wells		Seismic Data
	Wildcat	Appraisal Wells	3D (km2)
Offshore China (Independent)	46	69	11,304
Offshore China (PSC)	4	1	–
Overseas	5	1	–
Total	55	71	11,304

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company carefully organized its operating resources and the six new projects scheduled to commence production during the year progressed well. Among them, the Egina oilfield, Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project and Appomattox project have successfully commenced production in the first half of the year.

In the first half of the year, net production of the Company reached 243.0 million BOE, in line with expectation. Among which, net production of offshore China reached 156.1 million BOE, representing an increase of 2.1% year on year, mainly due to the commencement of new projects and the floating, production, storage and offloading vessel (“FPSO”) maintenance of Liuhua oilfields and Panyu oilfields conducted in the first half of 2018. The net production from overseas was 86.9 million BOE, representing an increase of 2.0% year on year, mainly due to the contribution from the new project, Egina oilfield. In the first half of the year, the Company’s crude and liquids and natural gas production accounted for 82% and 18% of the total production, respectively. Of which, crude and liquid production increased by 2.5%, mainly due to the enhanced production efficiency and the commencement of new oilfields, while natural gas production decreased by 0.8%, mainly due to the expiration of the SES production sharing contract (“PSC”) in Indonesia and the year-on-year decline in Canadian shale gas production.

In the first half of the year, a number of development and production work achieved breakthroughs. Luda 5-2 North oilfield, the first ultra heavy oil integral heat injection development project in offshore China, used a superheated steam boiler to improve thermal efficiency, which will serve as a positive demonstration model on large-scale development of offshore ultra heavy oil resources. The modification of unmanned platforms and the construction of smart oilfields will effectively reduce the operating cost. In addition, a series of technological innovations and management innovations will accelerate the development of offshore oil and gas fields.

6 CNOOC Limited Interim Report 2019

Business Overview

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION (CONTINUED)

In the second half of the year, the Company will continue to promote the commencement of production of new oil and gas fields on the basis of safety and environmental protection, and properly maintain and increase the production of producing oil and gas fields to ensure the achievement of production and operation targets of the year.

	First half of 2019			First half of 2018
	Crude and Liquids (million barrels)	Natural Gas (bcf)	Total net production (million BOE)	Crude and Liquids (million barrels)	Natural Gas (bcf)	Total net production (million BOE)
China
Bohai	77.2	28.0	81.9	78.5	30.2	83.6
Western South China Sea	18.7	51.5	27.5	19.9	46.7	27.8
Eastern South China Sea	32.3	69.6	43.9	29.3	58.8	39.1
East China Sea	0.8	9.0	2.3	0.8	10.2	2.4
Subtotal	129.0	158.0	156.1*	128.5	145.9	152.9*
Overseas
Asia (excluding China)	6.8	25.4	11.3	12.1	29.0	17.3
Oceania	0.6	15.2	3.6	0.7	17.3	4.0
Africa	21.1	–	21.1	11.9	–	11.9
North America (excluding
Canada)	10.4	23.9	14.4	9.2	23.3	13.1
Canada	12.6	1.3	12.8	11.3	6.5	12.4
South America	5.8	28.5	10.7	5.1	30.8	10.4
Europe	12.6	2.2	13.0	15.3	3.9	16.0
Subtotal	70.0	96.5	86.9	65.6	110.7	85.2
Total**	199.0	254.5	243.0	194.1	256.6	238.1

*	Including other production from onshore China, which is approximately 0.6 million BOE in the first half of 2019 and 0.05 million BOE in the first half of 2018.

**	Including our interests in equity-accounted investees, which is approximately 10.3 million BOE in the first half of 2019 and 10.6 million BOE in the first half of 2018.

Interim Report 2019 CNOOC Limited 7

Business Overview

CAPITAL EXPENDITURE

In the first half of the year, the Company’s capital expenditure was RMB33.7 billion, increased by 60.5% year on year. Among them, capital expenditure for exploration was RMB8.6 billion, increased by 109.8% year on year, primarily due to increased 3D seismic data collection and exploration wells workload as a result of strengthened exploration efforts; capital expenditure for development was RMB18.1 billion, increased by 46.0% year on year, mainly due to the increase in workload of development wells and the accelerated investment in projects under construction; capital expenditure for production was RMB6.4 billion, increased by 45.5% year on year, primarily due to the increased workload of infill drillings, etc.

COST AND EXPENSE

In the first half of 2019, major changes in cost items as compared with those in the first half of last year are as follows: exploration expenses of the Company increased by 176.0% to RMB6,238 million compared to RMB2,260 million in the same period last year, mainly due to increase in the exploration expenditure. Income tax expenses increased by 37.3% to RMB13,789 million compared to RMB10,040 million in the same period last year, mainly due to a one-time non-cash deferred tax charge recognised in the first half of 2019 as a result of the gradual reduction of the provincial enterprise income tax rate of Alberta, Canada from 12% to 8% from 1 July 2019 to 1 January 2022.

Save as disclosed in this Interim Report, there were not any material factors affecting our results and financial position during the first half of the year.

8 CNOOC Limited Interim Report 2019

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2019

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
		2019	2018
	Notes	(Unaudited)	(Unaudited)
REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	4	94,283	90,309
Marketing revenues	4	12,073	12,538
Other revenue		2,524	2,802
		108,880	105,649
EXPENSES
Operating expenses		(11,610)	(11,610)
Taxes other than income tax	7(ii)	(4,396)	(4,245)
Exploration expenses		(6,238)	(2,260)
Depreciation, depletion and amortisation		(26,392)	(27,221)
Special oil gain levy	7(iii)	(520)	(1,117)
Impairment and provision reversed/(recognised)		188	(159)
Crude oil and product purchases		(11,008)	(11,700)
Selling and administrative expenses		(3,276)	(3,135)
Others		(2,318)	(2,964)
		(65,570)	(64,411)
PROFIT FROM OPERATING ACTIVITIES		43,310	41,238
Interest income		477	327
Finance costs	6	(2,611)	(2,471)
Exchange (losses)/gains, net		(211)	254
Investment income		2,369	1,675
Share of profits of associates		249	237
Profit/(loss) attributable to a joint venture		228	(6,509)
Other income, net		231	766
PROFIT BEFORE TAX		44,042	35,517
Income tax expense	7(i)	(13,789)	(10,040)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO
OWNERS OF THE PARENT		30,253	25,477

Interim Report 2019 CNOOC Limited 9

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (continued)

For the six months ended 30 June 2019

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
		2019	2018
	Notes	(Unaudited)	(Unaudited)
OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified
to profit or loss
Exchange differences on translation
of foreign operations		514	2,241
Share of other comprehensive
income/(expense) of associates		8	(12)
Other items that will not be reclassified
to profit or loss
Fair value change on equity investments
designated as at fair value through
other comprehensive income		(1,538)	794
Others		(26)	29
OTHER COMPREHENSIVE (EXPENSE)/INCOME
FOR THE PERIOD, NET OF TAX		(1,042)	3,052
TOTAL COMPREHENSIVE INCOME FOR THE
PERIOD ATTRIBUTABLE TO OWNERS
OF THE PARENT		29,211	28,529
EARNINGS PER SHARE FOR THE PERIOD
ATTRIBUTABLE TO OWNERS
OF THE PARENT
Basic (RMB Yuan)	8	0.68	0.57
Diluted (RMB Yuan)	8	0.68	0.57

Details of the interim dividends declared for the period are disclosed in note 9 to the interim condensed consolidated financial statements.

10 CNOOC Limited Interim Report 2019

Interim Condensed Consolidated Statement of Financial Position

30 June 2019

(All amounts expressed in millions of Renminbi)

		30 June 2019	31 December 2018
	Notes	(Unaudited)	(Audited)
NON-CURRENT ASSETS
Property, plant and equipment	10	410,080	407,337
Right-of-use assets	10	9,582	–
Intangible assets	11	15,706	15,717
Investments in associates		4,867	4,433
Investment in a joint venture		20,365	20,268
Equity investments	19	2,517	4,048
Deferred tax assets		24,308	27,412
Other non-current assets		9,241	9,482
Total non-current assets		496,666	488,697
CURRENT ASSETS
Inventories and supplies		6,762	5,852
Trade receivables	12	23,541	21,686
Other financial assets	19	154,605	125,283
Other current assets		10,079	9,069
Time deposits with maturity over three months		13,160	13,760
Cash and cash equivalents		15,726	14,432
Total current assets		223,873	190,082
CURRENT LIABILITIES
Loans and borrowings	14	17,386	7,042
Trade and accrued payables	13	37,624	32,686
Lease liabilities		3,001	–
Contract liabilities		2,085	2,036
Other payables and accrued liabilities		13,216	12,777
Dividends payable		15,710	–
Taxes payable		12,216	15,701
Total current liabilities		101,238	70,242
NET CURRENT ASSETS		122,635	119,840
tOtaL aSSEtS LESS CUrrENt LiaBiLitiES		619,301	608,537

Interim Report 2019 CNOOC Limited 11

Interim Condensed Consolidated Statement of Financial Position (continued)

30 June 2019

(All amounts expressed in millions of Renminbi)

		30 June 2019	31 December 2018
	Notes	(Unaudited)	(Audited)
NON-CUrrENt LiaBiLitiES
Loans and borrowings	14	122,666	132,479
Lease liabilities		5,867	–
Provision for dismantlement		55,923	54,159
Deferred tax liabilities		3,166	3,178
Other non-current liabilities		813	1,356
Total non-current liabilities		188,435	191,172
NEt aSSEtS		430,866	417,365
EQUitY
Equity attributable to owners of the parent
Issued capital	15	43,081	43,081
Reserves		387,785	374,284
tOtaL EQUitY		430,866	417,365

12 CNOOC Limited Interim Report 2019

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2019

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Cumulative translation reserve	Statutory and non-distributable reserves	Other reserves	Retained earnings	Proposed final dividend	Total
Balances at 1 January 2018 (Audited)	43,081	(12,638)	70,000	4,104	263,380	10,830	378,757
Profit for the period	–	–	–	–	25,477	–	25,477
Other comprehensive income, net of tax	–	2,241	–	811	–	–	3,052
Total comprehensive income	–	2,241	–	811	25,477	–	28,529
2017 final dividend	–	–	–	–	(463)	(10,830)	(11,293)
Balances at 30 June 2018 (Unaudited)	43,081	(10,397)	70,000	4,915	288,394	–	395,993
Balances at 1 January 2019 (Audited)	43,081	(4,000)	70,000	4,478	288,585	15,221	417,365
Profit for the period	–	–	–	–	30,253	–	30,253
Other comprehensive income/(expense), net of tax	–	514	–	(1,556)	–	–	(1,042)
Total comprehensive income/(expense)	–	514	–	(1,556)	30,253	–	29,211
2018 final dividend	–	–	–	–	(489)	(15,221)	(15,710)
Balances at 30 June 2019 (Unaudited)	43,081	(3,486)	70,000	2,922	318,349	–	430,866

Interim Report 2019 CNOOC Limited 13

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2019

(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Net cash generated from operating activities	57,991	58,406
Net cash used in investing activities	(53,363)	(46,212)
Net cash used in financing activities	(3,314)	(1,538)
Net increase in cash and cash equivalents	1,314	10,656
Cash and cash equivalents at beginning of period	14,432	12,572
Effect of foreign exchange rate changes, net	(20)	252
Cash and cash equivalents at end of period	15,726	23,480

14 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in the exploration, development, production and sales of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2019, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum and natural gas
				exploration, development, production
				and sales, and shale gas exploration
				in the PRC

China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum and natural gas products outside the PRC

CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding

CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Interim Report 2019 CNOOC Limited 15

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the group	Principal activities
Indirectly held subsidiaries(1) :
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea

CNOOC Southeast Asia	Bermuda	US$12,000	100%	Investment holding
Limited

CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum and natural gas exploration, development and production in Indonesia

CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum and natural gas exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum and natural gas exploration, development and production in Australia

CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum and natural gas exploration, development and production in Africa

CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum and natural gas exploration and development in the Republic of Iraq

CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum and natural gas exploration, development and production in Africa

16 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the group	Principal activities

Indirectly held subsidiaries(1) (continued):
CNOOC Petroleum North America ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC Petroleum Europe Limited(2)	England and Wales	GBP98,009,131	100%	Petroleum and natural gas exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum and natural gas exploration, development and production in Nigeria
CNOOC Energy U.S.A. LLC	USA	N/A	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Petroleum Offshore U.S.A. Inc.(3)	USA	US$15,830	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Oil Sands Canada	Canada	N/A	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA	Brazil	R$3,565,600,000	100%	Petroleum and natural gas exploration, development and production in Brazil
CNOOC Finance (2014) ULC (4)	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond issuance
Joint venture:
BC ENERGY INVESTMENTS CORP.	British Virgin Islands	US$102,325,582	50%	Investment holding

Interim Report 2019 CNOOC Limited 17

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the group	Principal activities
Associates:
Shanghai Petroleum	Shanghai, PRC	RMB900 million	30%	Production, processing and
Corporation Limited				technology consultation of oil, gas
				and relevant products in the PRC

CNOOC Finance Corporation	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer,
Limited				settlement, loan, discounting and
				other financing services to CNOOC
				and its member entities

Jiangsu Shuangchuang	Jiangsu, PRC	RMB100 million	38%	New energy technology research and
Renewable Energy				development, technical consulting,
Development Corporation				technical services; wind power;
Limited(5)				technical services for power system
				and facilities; power engineering
				and construction (operated with
				qualification certificates); generator
				set installation, commissioning and
				maintenance

18 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited (“CNOOC China”).

(2)	Nexen Petroleum U.K. Limited changed its name to CNOOC Petroleum Europe Limited on 14 January 2019.

(3)	Nexen Petroleum Offshore U.S.A. Inc. changed its name to CNOOC Petroleum Offshore U.S.A. Inc. on 1 January 2019.

(4)	CNOOC Nexen Finance (2014) ULC changed its name to CNOOC Finance (2014) ULC on 25 June 2019.

(5)	CNOOC China acquired 38% equity interests in Jiangsu Shuangchuang Renewable Energy Development Corporation Limited and was registered as shareholder on 1 February 2019.

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting as well as the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2018.

The financial information relating to the year ended 31 December 2018 that is included in this interim report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) is as follows:

Interim Report 2019 CNOOC Limited 19

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Basis of preparation (continued)

The Company has delivered the consolidated financial statements for the year ended 31 December 2018 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

Significant accounting policies

The accounting policies and methods of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2018 except for the first time application of the new and amendments to IFRS Standards/HKFRSs effective for the Group’s financial year beginning on 1 January 2019. The application of the new and amendments to IFRS Standards/HKFRSs in the current period has had no material impact on the disclosures or the amounts recognised in the interim condensed consolidated financial statements of the Group.

2.1	Impact and changes in accounting policies of application of iFrS 16/HKFrS 16 Leases

The Group has applied IFRS 16/HKFRS 16 for the first time in the current interim period. IFRS 16/HKFRS 16 superseded IAS 17/HKAS 17 Leases (“IAS 17/HKAS 17”), and the related interpretations.

2.1.1	Key changes in accounting policies resulting from application of iFrS 16/ HKFrS 16

The Group applied the following accounting policies in accordance with the transition provisions of IFRS 16/HKFRS 16.

20 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases (continued)

2.1.1	Key changes in accounting policies resulting from application of IFRS 16/ HKFRS 16 (continued)

(a)	Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16/HKFRS 16 at inception or modification date. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

(b)	As a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

As a practical expedient, leases with similar characteristics are accounted on a portfolio basis when the Group reasonably expects that the effects on the financial statements would not differ materially from individual leases within the portfolio.

Non-lease components are separated from lease component on the basis of their relative stand-alone prices.

Interim Report 2019 CNOOC Limited 21

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases (continued)

2.1.1	Key changes in accounting policies resulting from application of IFRS 16/ HKFRS 16 (continued)

(b)	As a lessee (continued)

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to all leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Right-of-use assets

Except for short-term leases and leases of low value assets, the Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use asset includes:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred by the Group; and

•	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

22 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of iFrS 16/HKFrS 16 Leases (continued)

2.1.1	Key changes in accounting policies resulting from application of IFRS 16/ HKFRS 16 (continued)

(b)	As a lessee (continued)

Right-of-use assets (continued)

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the interim condensed consolidated statement of financial position.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate;

•	amounts expected to be paid under residual value guarantees;

•	the exercise price of a purchase option reasonably certain to be exercised by the Group; and

•	payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate.

Interim Report 2019 CNOOC Limited 23

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of iFrS 16/HKFrS 16 Leases (continued)

2.1.1	Key changes in accounting policies resulting from application of iFrS 16/ HKFrS 16 (continued)

(b)	As a lessee (continued)

Lease liabilities (continued)

Variable lease payments that reflect changes in market rental rates are initially measured using the market rental rates as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use assets whenever:

•	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

•	the lease payments change due to changes in market rental rates following a market rent review or expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

24 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases (continued)

2.1.1	Key changes in accounting policies resulting from application of IFRS 16/ HKFRS 16 (continued)

(b)	As a lessee (continued)

Lease modifications

The Group accounts for a lease modification as a separate lease if both:

•	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

2.1.2	Transition and summary of effects arising from initial application of IFRS 16/ HKFRS 16

(a)	As a lessee

The Group has applied IFRS 16/HKFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019. Any difference at the date of initial application is recognised in the opening retained earnings and comparative information has not been restated.

Interim Report 2019 CNOOC Limited 25

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of IFRS 16/HKFRS 16 Leases (continued)

2.1.2	Transition and summary of effects arising from initial application of IFRS 16/ HKFRS 16 (continued)

(a)	As a lessee (continued)

When applying the modified retrospective approach under IFRS 16/HKFRS 16 at transition, the Group applied the following practical expedients to leases previously classified as operating leases under IAS 17/HKAS 17, on lease-by- lease basis, to the extent relevant to the respective lease contracts:

i.	relied on the assessment of whether leases are onerous by applying IAS 37/HKAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative of impairment review;

ii.	elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

iii.	excluded initial direct costs from measuring the right-of-use assets at the date of initial application;

iv.	applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, the Group applies different discount rates to certain domestic and overseas leases on a portfolio basis; and

v.	used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group’s leases with extension and termination options.

On transition, the Group has made the following adjustments upon application of IFRS 16/HKFRS 16:

The Group recognised additional lease liabilities of RMB8,373 million upon application of IFRS 16/HKFRS 16 and right-of-use assets at amounts equal to the related lease liabilities by applying IFRS 16/HKFRS 16.C8(b)(ii) transition, adjusted by accrued lease payments and any reclassification of property, plant and equipment, leasehold lands at 1 January 2019.

26 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of iFrS 16/HKFrS 16 Leases (continued)

2.1.2	Transition and summary of effects arising from initial application of iFrS 16/ HKFrS 16 (continued)

(a)	As a lessee (continued)

When recognising the lease liabilities for leases previously classified as operating leases, the Group has applied incremental borrowing rates of the relevant group entities at the date of initial application. The lessee’s incremental borrowing rates ranged from 3.3%-5.16%.

At 1 January 2019
Operating lease commitments disclosed as at 31 December 2018	16,372
Lease liabilities discounted at relevant incremental borrowing rates	13,226
Add: Lease liabilities resulting from lease modifications of existing leases	2,359
Less: Recognition exemption – short-term leases	(768)
Exclusion of non-lease components	(6,444)
Lease liabilities relating to operating leases recognised upon application of IFRS16/HKFRS 16	8,373
Add: Obligations under finance leases recognised at 31 December 2018	766
Lease liabilities as at 1 January 2019	9,139
Analysed as: Current	3,614
Non-current	5,525
Total lease liabilities	9,139

Interim Report 2019 CNOOC Limited 27

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of iFrS 16/HKFrS 16 Leases (continued)

2.1.2	Transition and summary of effects arising from initial application of iFrS 16/ HKFrS 16 (continued)

(a)	As a lessee (continued)

The carrying amount of right-of-use assets as at 1 January 2019 comprises the following:

Right-of-use assets
By class:
Floating production, storage and offloading (“FPSO”) vessels	7,334
Pipeline	755
Buildings and structures	739
Leases of Land	666
Equipment	274
9,768

The following adjustments were made to the amounts recognised in the interim condensed consolidated statement of financial position at 1 January 2019. Line items that were not affected by the changes have not been included.

28 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.1	Impact and changes in accounting policies of application of iFrS 16/HKFrS 16 Leases (continued)

2.1.2	Transition and summary of effects arising from initial application of iFrS 16/ HKFrS 16 (continued)

(a)	As a lessee (continued)

Impact on the condensed consolidated statement of financial position

		Carrying amounts previously reported at 31 December 2018	Adjustments	Carrying amounts under IFRS 16/ HKFRS 16 at 1 January 2019

Non-current Assets
Property, plant and equipment	*	407,337	(755)	406,582
Right-of-use assets	*/**	–	9,768	9,768
Other non-current assets	**	9,482	(666)	8,816

Current Liabilities
Lease liabilities	*	–	(3,614)	(3,614)
Other payables and accrued liabilities	*	(12,777)	128	(12,649)

Non-current liabilities
Lease liabilities	*	–	(5,525)	(5,525)
Other non-current liabilities	*	(1,356)	664	(692)

*	In relation to assets previously under finance leases, the Group recategorised the carrying amounts of the relevant assets which were still under lease as at 1 January 2019 amounting to RMB755 million as right-of-use assets.

**	Payments for leasehold lands included in other non-current assets were recategorised as right-of-use assets.

Note:	For the purpose of reporting cash flows for the six months ended 30 June 2019, movements in working capital have been computed based on opening statement of financial position as at 1 January 2019 as disclosed above.

Interim Report 2019 CNOOC Limited 29

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies (continued)

2.2	Impacts and changes in accounting policies of application on iFriC 23/HK(iFriC)- Int 23 Uncertainty over Income Tax Treatments

IFRIC 23/HK(IFRIC)-Int 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The interpretation requires the Group to determine whether uncertain tax positions are assessed separately or as a group and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by individual group entities in their respective income tax filings. If it is probable, the current and deferred taxes are determined consistently with the tax treatment in the income tax filings. If it is not probable that the relevant taxation authority will accept an uncertain tax treatment, the effect of each uncertainty is reflected by using either the most likely amount or the expected value.

The Group applied this interpretation retrospectively with the cumulative effect of initially applying the interpretation recognised at the date of initial application, 1 January 2019, without restating comparatives. The application of this interpretation in the current period has had no material impact on the interim condensed consolidated financial statements of the Group.

3.	ACQUISITION AND OTHER VENTURE

On 7 June 2019, the Company and CEPR Limited (“CEPR”), a wholly-owned subsidiary of the Company, entered into a share purchase agreement with Joint Stock Company Novatek (“JSC Novatek”) and Ekropromstroy Limited Liability Company (“Ekropromstroy”), a wholly-owned subsidiary of JSC Novatek, pursuant to which, CEPR shall acquire 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy. The acquisition was subsequently completed on 19 July 2019.

30 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

4.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

5.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision maker makes decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments.

Interim Report 2019 CNOOC Limited 31

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

5.	SEGMENT INFORMATION (CONTINUED)

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
External revenue	86,871	84,496	21,786	21,011	223	142	–	–	108,880	105,649
Intersegment revenue*	9,728	8,484	(9,728)	(8,484)	–	–	–	–	–	–
Total revenue**	96,599	92,980	12,058	12,527	223	142	–	–	108,880	105,649
Segment profit/(losses) for the period	30,760	29,817	913	669	(1,456)	(4,704)	36	(305)	30,253	25,477

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Other segment information Segment assets	501,014	483,124	3,887	3,154	411,332	425,330	(195,694)	(232,829)	720,539	678,779
Segment liabilities	(318,278)	(331,313)	(2,412)	(2,125)	(151,793)	(138,232)	182,810	210,256	(289,673)	(261,414)

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

**	67% (six months ended 30 June 2018: 70%) of the Group’s revenues recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

32 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

6.	FINANCE COSTS

Accretion expenses of approximately RMB1,376 million (six months ended 30 June 2018: approximately RMB1,253 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2019.

7.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2018: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020, after being reassessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2018: 10% to 50%). Alberta, Canada will reduce the provincial corporate income tax rate from 12% to 8% gradually over the period from 1 July 2019 to 1 January 2022.

Interim Report 2019 CNOOC Limited 33

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

7.	TAX (CONTINUED)

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production tax at the rate of 5% on production under production sharing contracts;

–	Value added tax (“VAT”) at the rates from 11% to 17% on taxable sales under independent oil and gas fields before 1 May 2018. VAT rates of 17% and 11% have been adjusted to 16% and 10% respectively since 1 May 2018 according to “Notice on Adjustment on Value-added Tax Rates” (Cai Shui [2018] No.32). VAT rates of 16% and 10% have been adjusted to 13% and 9% respectively since 1 April 2019 according to “Announcement on Policies for Deepening the VAT Reform” (Announcement [2019] No. 39 of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs).

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

–	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields, and those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

–	City construction tax at the rates of 1% or 7% on the production taxes and VAT paid;

–	Educational surcharge at the rate of 3% on the production taxes and VAT paid; and

–	Local educational surcharge at the rate of 2% on the production taxes and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

34 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

7.	TAX (CONTINUED)

(iii)	Special oil gain levy

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and ad valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

8.	EARNINGS PER SHARE

	Six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Earnings:
Profit for the purposes of basic and diluted earnings
per share calculation	30,253	25,477
Number of shares:
Number of ordinary shares for the purpose of
basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	6,076,404	7,554,433
Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,653,532,388	44,655,010,417
Earnings per share
– Basic (RMB Yuan)	0.68	0.57
– Diluted (RMB Yuan)	0.68	0.57

Interim Report 2019 CNOOC Limited 35

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

9.	DIVIDENDS

On 29 August 2019, the board of Directors (the “Board”) declared an interim dividend of HK$0.33 (tax inclusive) per share (six months ended 30 June 2018: HK$0.30 (tax inclusive) per share), totaling approximately HK$14,734 million (tax inclusive) (equivalent to approximately RMB12,961 million (tax inclusive)) (six months ended 30 June 2018: approximately RMB11,293 million (tax inclusive)), based on the number of issued shares as at 30 June 2019.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non- resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

10.	PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months ended 30 June 2019, additions to the Group’s property, plant and equipment, amounted to approximately RMB32,353 million (six months ended 30 June 2018: approximately RMB21,077 million).

During the current interim period, the Group entered into several new lease agreements. The Group is required to make fixed monthly payments and additional variable payments depending on the usage of the asset during the contract period. On lease commencement, the Group recognised right-of-use assets of RMB445 million and lease liabilities of RMB445 million, which includes right-of-use assets of approximately RMB12 million for leases with CNOOC, it’s subsidiaries (excluding the Group) and associates (the “CNOOC Group”).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners and the operator of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB1,573 million (six months ended 30 June 2018: approximately RMB1,313 million) in respect of interest capitalised in property, plant and equipment.

36 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

11.	INTANGIBLE ASSETS

The intangible assets of the Group comprise gas processing rights of the NWS Project, marketing transportation and storage contracts and seismic data usage rights, software, goodwill and others. The intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

12.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2019 and 31 December 2018, the age of substantially all the trade receivables was within one year.

13.	TRADE AND ACCRUED PAYABLES

As at 30 June 2019 and 31 December 2018, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

Interim Report 2019 CNOOC Limited 37

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

14.	LOANS AND BORROWINGS

Current

	Effective interest rate and final maturity	30 June 2019 (Unaudited)	31 December 2018 (Audited)

Short-term loans and borrowings
– General loans****	0.95% to LIBOR+0.65% per annum with maturity within one year	4,803	4,760
		4,803	4,760
Loans and borrowings due within one year
– For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity within one year	223	223
– Notes*		12,360	2,059
		12,583	2,282
		17,386	7,042

Non-current

	Effective interest rate and final maturity	30 June 2019 (Unaudited)	31 December 2018 (Audited)

For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity through 2021	194	305
For Tangguh LNG III Project ***	LIBOR+1.37% to 3.45% per annum with maturity from 2021 to 2029	2,072	1,618
Notes*		120,400	130,556

		122,666	132,479

38 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

14.	LOANS AND BORROWINGS (CONTINUED)

*	The detail of notes are as follows:

			Outstanding Principal Amount
Issued by	Maturity	Coupon Rate	30 June 2019 (Unaudited) USD million	31 December 2018 (Audited) USD million
CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Finance (2014) ULC	Due in 2044	4.875%	500	500
CNOOC Petroleum North America ULC	Due in 2019	6.2%	300	300
CNOOC Petroleum North America ULC	Due in 2028	7.4%	200	200
CNOOC Petroleum North America ULC	Due in 2032	7.875%	500	500
CNOOC Petroleum North America ULC	Due in 2035	5.875%	790	790
CNOOC Petroleum North America ULC	Due in 2037	6.4%	1,250	1,250
CNOOC Petroleum North America ULC	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	450
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	1,000

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of US$135,163,308.28.

Interim Report 2019 CNOOC Limited 39

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

14.	LOANS AND BORROWINGS (CONTINUED)

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at 30 June 2019, US$5 million of the bank loans (31 December 2018: nil) was guaranteed by the Company.

As at 30 June 2019, US$694 million shareholder loans (31 December 2018: US$694 million) of the Group were included in general loans. For details please refer to note 17(v).

There was no default of principal, interest or redemption terms of the loans and borrowings during the period.

15.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million
Issued and fully paid:
Ordinary shares with no par value as at 1 January 2018, as at 31 December 2018 (audited) and as at 30 June 2019 (unaudited)	44,647,455,984	43,081

40 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

16.	SHARE OPTION SCHEMES

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

(i)	Pre-Global Offering Share Option Scheme (expired in 2011);

(ii)	2001 Share Option Scheme (expired in 2011);

(iii)	2002 Share Option Scheme (expired in 2015); and

(iv)	2005 Share Option Scheme (as defined in the “Other Information” section).

Details of these share option schemes are disclosed in the “Other Information” section in the interim report.

During the six months ended 30 June 2019, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options	Weighted average exercise price
		HK$
Outstanding as at 1 January 2019	67,907,000	11.44
Forfeited during the period	(1,086,000)	12.70
Expired during the period	(30,900,000)	9.93
Outstanding as at 30 June 2019	35,921,000	12.70
Exercisable as at 30 June 2019	35,921,000	12.70

No share options had been cancelled during the six months ended 30 June 2019.

As at 30 June 2019, the share options outstanding under these share option schemes represented approximately 0.08% of the Company’s shares in issue as at that date (31 December 2018: 0.15%).

No right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2019.

Interim Report 2019 CNOOC Limited 41

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with the CNOOC Group are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 15 November 2016 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of marketing, management and ancillary services

(e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

42 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

Comprehensive framework agreement with CNOOC in respect of a range of products and services (continued)

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

(b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed prices; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiations based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e) on the basis of the above pricing principle, are unanimously determined with CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price.

Interim Report 2019 CNOOC Limited 43

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	Six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)

Provision of exploration and support services	4,748	2,390
– Inclusive of amount capitalised under property, plant and equipment	2,135	1,278
Provision of oil and gas development and support services	13,191	7,189
Provision of oil and gas production and support services (note a)	4,085	4,019
Provision of marketing, management and ancillary services (note b) *	496	464
FPSO vessel leases (note c) *	616	591
	23,136	14,653

*	For the right-of-use assets recognised during this period from the lease agreements with CNOOC Group, please refer to note 10.

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2019 and 2018.

44 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	62,673	63,351
Long-term sales of natural gas and liquefied natural gas (note e)	7,267	5,874
	69,940	69,225

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	Six months ended 30 June
	2019	2018
	(Unaudited)	(Unaudited)
Interest income from deposits in CNOOC Finance	116	135

(b)	Deposits balances made by the Group

	30 June 2019	31 December 2018
	(Unaudited)	(Audited)
Deposits in CNOOC Finance	23,395	23,052

Interim Report 2019 CNOOC Limited 45

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(v)	Balances with the CNOOC Group

	30 June 2019 (Unaudited)	31 December 2018 (Audited)
Amount due to CNOOC
– included in other payables and accrued liabilities	31	147
Amounts due to other related parties
– included in trade and accrued payables	35,454	19,641
– included in lease liabilities	5,351	–
	40,836	19,788
Borrowings from CNOOC (note g)	4,768	4,760
Amounts due from other related parties
– included in trade receivables	12,717	14,058
– included in other current assets	1,810	1,434
	14,527	15,492

(vi)	Balance with a joint venture

	30 June 2019 (Unaudited)	31 December 2018 (Audited)
Amount due from a joint venture – included in other current assets	74	137

46 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises customers: 7% (six months ended 30 June 2018: 7%) of the Group’s revenue in the six-month period ended 30 June 2019 is generated from crude oil and natural gas sold to two major customers, China Petroleum & Chemical Corporation and PetroChina Company Limited. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 30 June 2019, as summarised below:

	30 June 2019 (Unaudited)	31 December 2018 (Audited)
Cash and cash equivalents	2,347	2,688
Time deposits with maturity over three months	103	227
Specified dismantlement fund accounts, included in other non-current assets	8,492	8,100
	10,942	11,015

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

Interim Report 2019 CNOOC Limited 47

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2019 (Unaudited)	2018 (Unaudited)
Short-term employee benefits	9	7
Pension scheme contributions	1	1
Amount paid/payable during the period	10	8
	10	8

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited (“CUCBM”) (note h).

	30 June 2019 (Unaudited)	31 December 2018 (Audited)
Accumulated investment	2,804	2,346

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

48 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

Notes: (continued)

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. The financial services provided by CNOOC Finance to the Group also constitute continuing connected transactions defined in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions. Under the financial services framework agreement with CNOOC Finance dated 1 December 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from 1 January 2017 to 31 December 2019. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. On 23 August 2018, the Board approved to revise the maximum daily outstanding balance of deposits placed by the Group with CNOOC Finance for the period from 23 August 2018 to 31 December 2019 to RMB23,500 million. During the period, the Group’s actual maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) was RMB23,500 million (six months ended 30 June 2018: RMB19,500 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 30 June 2019, the withdrawal amount of the loan was US$130 million (31 December 2018: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 30 June 2019, the withdrawal amount of the loan was US$564 million (31 December 2018: US$564 million).

h)	CUCBM is a subsidiary of CNOOC.

Interim Report 2019 CNOOC Limited 49

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2019, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	30 June 2019 (Unaudited)	31 December 2018 (Audited)
Contracted, but not provided for*	67,360	55,538

*	The capital commitments contracted, but not provided for include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB11,150 million (31 December 2018: RMB10,309 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	30 June 2019 (Unaudited)	31 December 2018 (Audited)
Contracted, but not provided for	1,261	590

As at 30 June 2019, the Group had unutilised banking facilities amounting to approximately RMB50,742 million (31 December 2018: RMB55,289 million).

(ii)	Contingencies

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in- charge tax authority.

50 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Contingencies (continued)

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute and believes that an adequate provision for future tax liability has been included in the interim condensed consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, Management of the Company believes these proceedings are not expected to have a material effect on the interim condensed consolidated financial statements.

19.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits with maturity more than three months, trade receivables, other current assets, short-term loans and borrowings, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 30 June 2019 and 31 December 2018.

The estimated fair value of the Group’s long-term guaranteed notes was approximately RMB142,145 million (31 December 2018: RMB134,583 million), which was determined by reference to the market price as at 30 June 2019.

Interim Report 2019 CNOOC Limited 51

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

19.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 30 June 2019 and 31 December 2018, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2019	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets – current
Corporate wealth management products	131,033	–	131,033	–
Money market funds	23,572	23,572	–	–
Equity investments
Publicly traded investments – non-current*	752	752	–	–
Private equity fund – non-current*	1,765	–	–	1,765
	157,122	24,324	131,033	1,765

52 CNOOC Limited Interim Report 2019

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

19.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy (continued)

	31 December 2018	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets – current
Corporate wealth management products	105,917	–	105,917	–
Money market funds	19,366	19,366	–	–
Equity investments
Publicly traded investments – non-current*	1,110	1,110	–	–
	126,393	20,476	105,917	–

*	All gains and losses included in other comprehensive income related to financial assets at fair value through other comprehensive income held at the end of the reporting period are reported as fair value change on equity investments designated as at fair value through other comprehensive income.

Financial assets classified within Level 3 are made up of Kerogen Energy Fund invested by the Group. Significant unobservable inputs are used to determine the fair value of the financial assets. As observable prices are not available, the fair value of the financial assets is derived by using valuation techniques, mainly including embedded terms of the instrument, bid offer price as well as valuations based on net asset value using the discounted cash-flow of each project or asset, having applied an appropriate risk factor for the stage of development of the project. The significant unobservable inputs used in the fair value measurement include net asset value, price to net asset value.

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

Interim Report 2019 CNOOC Limited 53

Notes to Interim Condensed Consolidated Financial Statements

30 June 2019

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

20.	SUBSEQUENT EVENT

On 1 August 2019, CNOOC China, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with CNOOC, pursuant to which, CNOOC China shall acquire the 100% equity interest in CUCBM held by CNOOC at a total consideration of approximately RMB5.335 billion, which will be settled in cash by CNOOC China. The completion of the acquisition is subject to conditions precedent. Following the completion of the acquisition, CUCBM will become an indirectly wholly-owned subsidiary of the Company.

Save as disclosed in the interim condensed consolidated financial statements, the Group has no other subsequent event needed to be disclosed.

21.	APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2019 were approved and authorised for issue by the Board on 29 August 2019.

54 CNOOC Limited Interim Report 2019

Report On Review of Interim Condensed Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF CNOOC LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 9 to 54, which comprise the interim condensed consolidated statement of financial position as of 30 June 2019 and the related interim condensed consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

29 August 2019

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DIRECTORS’ INTERESTS

As at 30 June 2019, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

Name of grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of grant	Exercise period of share option*	Closing price per share immediately before the date of grant (HK$)	Exercise price (HK$)
Executive Director Yuan Guangyu	1,857,000	–	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,899,000	1,899,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696
Non-executive Director Yang Hua	2,835,000	–	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696
Other Employees in Aggregate	26,208,000	–	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	33,108,000	32,022,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696
*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one-third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

During the six months ended 30 June 2019, no share options granted under the share option schemes of the Company were exercised.

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DIRECTORS’ INTERESTS (CONTINUED)

Interests in shares

Name of Director	Nature of interest	Ordinary shares	Approximate percentage of total issued shares
Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	200,000	0.000%

All the interests stated above represent long positions. As at 30 June 2019, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2019.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 30 June 2019, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Ordinary shares held	Approximate percentage of total issued shares
(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

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SUBSTANTIAL SHAREHOLDERS’ INTERESTS (CONTINUED)

All the interests stated above represent long positions. As at 30 June 2019, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (expired in 2015); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who, in sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-months period, must not exceed 1% of the shares in issue of the Company.

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INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

2005 Share Option Scheme (continued)

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2019 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim report for the six months ended 30 June 2019 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2019.

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CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2019, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision and the reasons for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2019, with the Company’s Code of Ethics and the required standards set out in the Model Code.

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CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the latest annual report of the Company and up to the date of this interim report are set out below:

Name of Director	Details of Changes
Kevin G. Lynch	Resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019
Qiu Zhi Zhong	Appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2018, other than those disclosed in this interim report.

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CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 16 September 2019 (Monday) to 20 September 2019 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 13 September 2019 (Friday). The interim dividend will be paid on or around 16 October 2019 (Wednesday) to shareholders whose names appear on the register of members on 20 September 2019 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2019 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese- Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2019 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 20 September 2019 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2019 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2019 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 20 September 2019. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2019 interim dividend after withholding for payment the 10% enterprise income tax.

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WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2019 INTERIM DIVIDEND (CONTINUED)

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non- resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 13 September 2019 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 20 September 2019. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board Wu Xiaonan Joint Company Secretary

Hong Kong, 29 August 2019

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FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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